FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 22, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS ITS OPERATIONAL RESULTS FOR THE FIRST QUARTER OF 2008

Moscow, Russia – April 22, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announced today its operational results for the first quarter ended March 31, 2008.

Product	First quarter of 2008, thousand tonnes	First quarter of 2008 vs. first quarter of 2007, %
Coal	7,279	+60
Coking coal	4,313	+94
Steam coal	2,966	+27
Coal concentrate*	4,122	+37
Coking	3,330	+43
Steam	792	+19
Iron ore concentrate	1,163	+6
Nickel	4.4	+7
Ferrosilicon	23	n/a
Hardware	183	+16
Forgings	19	-12
Stampings	24	-7
Rolled products	1,366	+7
Flat products	115	+3
Long products	817	+8
Semi-finished products	434	+7
Steel	1,563	+5
Pig iron	970	+4
Coke	917	-4
Electric power generation (ths. kWh)	1,276,133	+157

* The coal concentrate has been produced from part of the raw coal output.

Mechel Management OOO Chief Executive Officer Vladimir Polin commented on the operational results for the first quarter of 2008, “We are very pleased with our operational results for the first quarter of 2008 as we achieved strong production growth across all of our business segments: mining, steel and power.  Strong coal growth was driven primarily by the acquisition of Yakutugol HC OAO in October 2007, and the modernization of Southern Kuzbass OAO’s mining equipment.  We continued to increase our output of nickel as the main component in stainless steel rolled product manufacturing.”

Mr. Polin continued, “Results in our steel segment, were positively driven by increased volumes of steel produced with the continuous casting method, and over time, we will convert 90% of our total steel production to use continuous casting.  Furthermore, we increased our output of its finished long and flat rolled products and hardware. Our power segment substantially increased its electric power generation that was primarily driven by the acquisition of the Southern Kuzbass Power Plant in March 2007. Energy growth was also strengthened by the recent acquisition of 49% of the Bulgarian-based Rousse Thermal Power Plant in December 2007, which is operated by our professional management, and the subsequent successful integration of the Power Plant’s power facilities into the company’s business.”

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies.  Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  April 22, 2008